UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of October 2002

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [ ]   Form 40-F [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

The following are included in this Report on Form 6-K:


1.  Press Release dated November 1, 2002.

Media Release

2585 Meadowpine Blvd.
Mississauga, Ontario
L5N 8H9

             HEMOSOL ANNOUNCES THIRD QUARTER 2002 FINANCIAL RESULTS


TORONTO, ON, (NOVEMBER 1, 2002) - Hemosol Inc. (NASDAQ: HMSL, TSE: HML, HML.WT) today announced financial results for its third quarter ended September 30, 2002 and an update to the clinical and regulatory plan. Unless otherwise stated, all dollar amounts are in Canadian dollars.

During the quarter, the Company reduced operating costs to bring the burn rate down to approximately $3 million per month, while maintaining activity and progress on core programs. Construction of the Meadowpine manufacturing facility is essentially complete and on schedule and an important planned safety review of the HLK-213 trial was conducted. Subsequent to the quarter, the Company successfully renegotiated a replacement debt facility to provide $20 million on more favorable terms.

FINANCIAL UPDATE

The Company recorded a net loss of $11.8 million or $(0.26) per share for the quarter ended September 30, 2002 compared to a loss of $6.9 million or $(0.17) per share in the corresponding prior year quarter. The loss in the quarter included a $ 3.4 million non-cash write off of deferred financing charges related to the company's senior debt facility which was replaced subsequent to the quarter. Interest income in the third quarter was $209,000 versus $694,000 in the corresponding prior period due to lower balances in cash and cash equivalents and lower interest rates.

Total operating expenses for the third quarter decreased to $9.6 million from $10.3 million in the same period of 2001. The decrease in operating expenses resulted from the Company's expense reduction measures initiated in the second quarter of 2002. The measures are expected to reduce the Company's monthly average cash-burn rate by approximately $2.0 million to $3.0 million.

"As planned, we successfully reduced scientific and process development, market development and administration costs during the quarter without slowing our clinical development program," said John W. Kennedy, President and Chief Executive Officer of Hemosol. "These cost savings were partially offset by expected increases related to our clinical and regulatory programs, which remain on track to achieve our commercialization plans."

At September 30, 2002, the Company had approximately $31.2 million of cash, cash equivalents and short-term investments as compared to $69.8 million at December 31, 2001. The Company anticipates cash operating and capital expenditures through the end of 2002 to be approximately $16.6 million. Subsequent to the quarter, the Company successfully negotiated a replacement loan facility, to provide $20 million on more favorable terms including lower interest rates and less restrictive covenants. This loan will provide sufficient cash resources to support all ongoing clinical studies into the latter half of calendar 2003 and to commission the Company's Meadowpine manufacturing facility.

CLINICAL AND REGULATORY

Hemosol's plan to achieve regulatory approval for HEMOLINKTM (hemoglobin raffimer) in the United States remains on track. The Company's immediate priority continues to be its Phase II clinical trial involving the use of HEMOLINK in patients undergoing coronary artery bypass grafting (CABG) surgery (HLK 213). During the quarter this trial successfully passed its second interim safety review by the Data Safety Monitoring Board, an independent panel of medical experts, and is continuing to enrol patients. Hemosol expects the outcome of the third and final planned interim safety review will be conducted before the end of 2002, and patient enrolment in this trial to be completed early in the new year.

The next critical step in the regulatory plan is a Phase II orthopedic surgery trial (HLK 210). This protocol is currently undergoing review and awaiting clearance by the U.S. Food and Drug Administration (FDA), which is anticipated before the end of 2002. A Phase II trial in redo CABG surgery, (HLK 214), previously approved by the FDA, is of lower priority as it is not expected to be on the critical path for the design of the pivotal phase III trial. The Company plans to include the results of HLK 214 in the anticipated Biologics License Application (BLA). Hemosol continues to target 2003 for the commencement of the pivotal Phase III program pending all necessary Phase II data and definitive discussions with the FDA on the design of the clinical program.

In regard to the Company's pending Marketing Authorization Application (MAA) in the United Kingdom, Hemosol will determine its regulatory plans once data from HLK 213 and HLK 210 are available and the Company has had the opportunity to discuss a possible response with the regulator. It is expected that this response will not occur until after the FDA has cleared the pivotal Phase III program in the U.S., which is anticipated in the second half of 2003.

MANUFACTURING

Construction is now essentially complete at the Company's new Meadowpine facility with all equipment installed and commissioning and initial validation underway. Hemosol is confident that it will be in a position to start producing batches for clinical trials, as part of the validation program, by mid-year 2003. The Company has sufficient inventory of HEMOLINK to complete all trials necessary for the design and approval of the pivotal Phase III clinical program. The Company plans to use HEMOLINK manufactured from Meadowpine in the U.S. pivotal Phase III program, which is expected to considerably simplify the FDA's BLA approval process.

OTHER FINANCIAL RESULTS

The Company's net loss for the nine months ended September 30, 2002 was $43.4 million ($1.00 per share) versus $27.8 million ($0.72 per share) in the prior year period. Included in the loss was non-cash write offs of deferred charges totaling $6.5 million related to the termination of the companies senior and subordinated debt facilities. Interest income was $686,000 year to date as compared to $2.7 million in the first nine months of 2001.

For the first nine months, operating expenses rose $5.2 million to $36.7 million over the prior year corresponding period. This increase related to the Company's anticipated market launch originally planned for later this year and costs associated with hiring and training clinical support staff and the termination of an outside clinical research organization.

The Company anticipates cash operating and capital expenditures through the end of 2002 to be approximately $16.6 million; $9.0 million relates to operating expenditures and $7.6 million relates to the completion of the Meadowpine manufacturing facility. Further capital expenditures related to the new facility of approximately $5.7 million will be made in early 2003.

CONFERENCE CALL INFORMATION
The Company will host a conference call today at 8:30 AM EST. A live audio webcast of the conference call will be available through www.hemosol.com. Please connect to this website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast. A replay of the webcast will be available for 30 days starting on November 1, at www.hemosol.com and www.financialdisclosure.ca.


ABOUT HEMOSOL INC.
Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company's pipeline includes several new product candidates designed to address major markets with unmet medical needs including transfusion medicine, tissue reperfusion, oncology and infectious disease indications based upon its protein bioconjugation and cell expansion technologies.


FINANCIAL STATEMENTS TO FOLLOW:

HEMOSOL INC.
CONSOLIDATED BALANCE SHEET
(See Note 1 - Basis of Presentation)

                                                        September 30,          December 31,
                                                                 2002                  2001
(THOUSANDS OF CANADIAN DOLLARS)                             unaudited               audited
--------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                      31,232                 2,785
Short-term investments                                            ---                67,052
Amounts receivable and other assets                             1,399                 3,156
Inventory and supplies                                          2,142                 1,731

--------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                           34,773                74,724
--------------------------------------------------------------------------------------------

OTHER
Capital assets, net                                            84,956                60,899
Patents and trademarks, net                                     2,079                 1,964
Deferred charges, net                                             ---                 6,830

--------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                             87,035                69,693
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                              121,808               144,417
============================================================================================


LIABILITIES AND
SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                       13,448                13,605

--------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                      13,448                13,605
--------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                 329,145               306,135
Contributed surplus                                             8,535                 8,535
Deficit                                                      (229,320)             (183,858)

--------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                    108,360               130,812
--------------------------------------------------------------------------------------------
                                                              121,808               144,417
============================================================================================


See accompanying notes

As at September 30, 2002, there were 46,066,262 issued and outstanding common shares and 2,021,760 outstanding options to purchase common shares.

HEMOSOL INC.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
UNAUDITED

                                                     THREE MONTH PERIOD ENDED                      NINE MONTH PERIOD ENDED
                                               -----------------------------------    ---------------------------------------------
                                               September 30,        September 30,               September 30,        September 30,
(THOUSANDS OF CANADIAN DOLLARS,                         2002                 2001                        2002                 2001
EXCEPT FOR SHARE DATA)
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development
   Scientific and process                              3,124                3,771                      12,671               13,353
   Regulatory and clinical                             3,924                2,872                      12,555                9,444

-----------------------------------------------------------------------------------------------------------------------------------

Total research and development                         7,048                6,643                      25,226               22,797
Administration                                         1,152                1,744                       4,803                4,254
Marketing and business development                       964                1,339                       4,967                3,519
Support services                                         468                  591                       1,729                  992
-----------------------------------------------------------------------------------------------------------------------------------

                                                       9,632               10,317                      36,725               31,562
-----------------------------------------------------------------------------------------------------------------------------------

Loss from operations                                  (9,632)             (10,317)                    (36,725)             (31,562)
Amortization of deferred charges                        (189)                 ---                        (751)                 ---
Write off of deferred charges                         (3,381)                 ---                      (6,453)                 ---
Interest income                                          209                  694                         686                2,660
Foreign currency translation gain (loss)               1,239                2,818                        (183)               1,232
-----------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                             (11,754)              (6,805)                    (43,426)             (27,670)
Provision for income taxes                               ---                  (60)                        ---                 (159)
-----------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                              (11,754)              (6,865)                    (43,426)             (27,829)

Deficit, beginning of period                        (217,539)            (166,245)                   (183,858)            (136,388)
Share issue costs                                        (27)                 ---                      (2,036)              (8,893)

-----------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                              (229,320)            (173,110)                   (229,320)            (173,110)
===================================================================================================================================
BASIC AND DILUTED LOSS PER
COMMON SHARE                                           (0.26)               (0.17)                      (1.00)               (0.72)
===================================================================================================================================
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING [000's]                     46,066               40,823                      43,234               38,623
===================================================================================================================================


HEMOSOL INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED

                                                                  THREE MONTH PERIOD ENDED                NINE MONTH PERIOD ENDED
                                                          ----------------------------------------   -------------------------------
                                                            September 30,        September 30,         September 30,   September 30,
(THOUSANDS OF CANADIAN DOLLARS)                                      2002                 2001                  2002            2001
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                           (11,754)            (6,865)             (43,426)          (27,829)
Add (deduct) items not requiring
   an outlay of cash
         Foreign currency translation (gain) loss                  (1,239)            (2,442)                 183              (856)
         Amortization of deferred charges                             189                ---                  751               ---
         Write off of deferred charges                              3,381                ---                6,453               ---
         Amortization of capital assets
            patents and trademarks                                    794                557                2,063             1,520

------------------------------------------------------------------------------------------------------------------------------------
                                                                   (8,629)            (8,750)             (33,976)          (27,165)

Net change in non-cash working capital
  balances related to operations                                   12,531              2,091                1,647            (1,460)

------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                     3,902             (6,659)             (32,329)          (28,625)
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patent and trademark costs                                           (107)               (27)                (196)             (119)
Purchase of capital assets                                        (13,493)            (8,592)             (26,510)          (22,247)
Sale and purchase of short-term investments                           ---            (68,400)              67,052           (68,400)

------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                                          (13,600)           (77,019)              40,346           (90,766)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares                                 ---              1,904               22,824           112,466
Deferred charges                                                     (175)               ---                 (175)              500
Share issue costs                                                     (27)               ---               (2,036)           (8,893)

------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                (202)             1,904               20,613           104,073
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash
   and cash equivalents                                            (9,900)           (81,774)              28,630           (15,318)
Effect of exchange rate changes on cash
  and cash equivalents                                              1,239              2,442                 (183)              856
Cash and cash equivalents,
   beginning of period                                             39,893            106,749                2,785            41,879

------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
   END OF PERIOD                                                   31,232             27,417               31,232            27,417
====================================================================================================================================


For more financial information including notes that accompany the financial statements and Management's Discussion and Analysis of the third quarter visit Hemosol's website at www.hemosol.com.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


Contact:   JASON HOGAN
           Investor Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com

                                OCTOBER 31, 2002

                             MANAGEMENT'S DISCUSSION
                        AND ANALYSIS OF OPERATING RESULTS
                             AND FINANCIAL POSITION

The following information should be read in conjunction with the unaudited Consolidated Financial Statements and Notes included in this Quarterly Report and can also be read in conjunction with the audited Consolidated Financial Statements and Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Corporation's 2001 Annual Report. Note: all figures discussed in this section are stated in Canadian dollars.


OVERVIEW

Hemosol has completed a Phase III clinical trial of HEMOLINK(TM) (hemoglobin raffimer), its lead product, in Canada and the United Kingdom ("U.K."). Based on the results of this trial, Hemosol sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery, such as coronary artery bypass grafting, and was granted priority review status. Hemosol was advised in March 2002 that HEMOLINK was not cleared by Health Canada for marketing in Canada. Hemosol is also seeking regulatory approval in the U.K. where authorities have responded with initial comments on Hemosol's application. In order to respond to the comments of the U.K. authorities, the Company will require additional data to be generated from its ongoing clinical trial and manufacturing program. The Company will respond to the U.K. authorities' comments once it is certain that its response is complete and adequate. This may require further discussions with the U.K. authorities in 2003.

In support of U.S. and U.K. registration, Hemosol has received clearance to conduct two Phase II clinical trials for the use of HEMOLINK in primary and "re-do" (repeat) coronary artery bypass grafting ("CABG") surgery. In April 2002, the Company received clearance from Health Canada for the inclusion of

Canadian sites in the primary and "re-do" CABG surgery trials. The Company also intends to initiate a third Phase II trial designed to avoid or reduce the need for donor blood in a number of orthopedic surgery settings. Upon completion of the necessary Phase II studies, Hemosol plans to review the data with the U.S. Food and Drug Administration ("FDA") and to design a Phase III study that is expected to be pivotal for U.S. registration. The Company has also received clearance from the FDA to begin a Phase II clinical trial of HEMOLINK as a treatment for chemotherapy-induced anemia. The Company will activate this trial as additional resources become available or as a strategic partner is identified.

On October 25, 2002, the Company accepted a commitment letter from Bank of Nova Scotia ("BNS") pursuant to which BNS has agreed to provide a loan (the "Loan") to the Company in the amount of $20 million. The Loan is for an initial term of 18 months, extendible to 30 months and will be guaranteed by Hemosol's largest shareholder MDS Inc. ("MDS") and will be secured by a fixed and floating charge over all the assets of Hemosol. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of BNS under the Loan. The Loan will replace the undrawn $35 million Amended Senior Credit Facility ("Amended Facility") with National Bank of Canada and BNS.

In consideration for providing the guarantee, the Company will issue six million common share purchase warrants to MDS at an exercise price of $1.00 per share. Five million of these warrants will be immediately exercisable from the date the guarantee is delivered by MDS to BNS. In the event Hemosol wishes to utilize the guarantee from 15 months to 18 months, the Company will issue the remaining one million warrants evenly over the period for each month extension beyond the fifteenth month. In the event that regulatory approval is obtained to issue additional warrants and the Company wishes to extend the Loan from 18 months to 30 months, in whole or in part, MDS will receive four million additional warrants at an exercise price of $1.00, of which approximately 333,333 will be exercisable each month beyond 18 months that the Loan remains outstanding. All warrants shall be exercisable, in whole or in part, on or prior to the later of: the third anniversary of the date the guarantee is delivered; and, if the Loan is extended beyond the initial term, twelve months following the date upon which the Loan is repaid in full. In any event, it is the Company's present intention to retire the Loan and related guarantee within 15 months. The transaction is expected to close in late November and is subject to receipt of all necessary regulatory approvals.

The provision of the guarantee by MDS is a related party transaction for the purpose of the Ontario Securities Commission Rule 61-501. The transaction is exempt from the valuation and minority shareholder approval requirements of the Rule on the basis of the Company's financial hardship.

In preparation for the closing of the Loan, the Company has notified the National Bank of Canada and BNS that it will terminate all of its obligations under the Amended Facility. As a result, during the period the Company realized a non-cash charge of approximately $3.4 million related to the write off of deferred financing charges, of which $685,000 related to the valuation of warrants at the time of amendment.

The Company anticipates the Loan will provide sufficient cash resources to support all ongoing clinical studies into the latter half of calendar 2003 and to commission the Company's Meadowpine manufacturing facility.

The construction and commissioning of Hemosol's new manufacturing facility and corporate headquarters in Mississauga, Ontario is proceeding on schedule. On December 15, 2001, Hemosol moved its offices and laboratories to this location. Installation of process equipment was completed in the third quarter of 2002 and the facility is undergoing final commissioning. Hemosol expects that the total cost of construction, commissioning and validation of this facility will be approximately $90 million of which Hemosol had spent approximately $80.7 million as of September 30, 2002. Validation of this 300,000 unit facility is expected to be completed sometime in 2003 depending on the availability of sufficient cash resources. The site has further potential for expanding production capacity to 600,000 units per year.

RESULTS OF OPERATIONS
QUARTER ENDED SEPTEMBER 30, 2002

Hemosol's operating expenses consist of research and development expenses, administrative and support services expenses, and marketing and business development expenses. Research and development expenses are comprised of scientific and process development expenses and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimization of the Company's manufacturing process and the costs of producing HEMOLINK for clinical trials.

Administrative expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant as well as human resources development costs. Beginning this year, support services includes the cost of information technology, security, materials management, purchasing and U.S. operational support. Support services have been segregated on the Statement of Loss and Deficit due to the significant cost increase in relation to the growth of the business.

Total operating expenses for the third quarter ended September 30, 2002 decreased to $9.6 million from $10.3 million for the third quarter ended September 30, 2001. The decrease in operating expenses resulted from the Company's expense reduction measures initiated in the second quarter of 2002. Specifically, cost expenditures associated with scientific and process development, market development and administration were reduced during the period. However, an increase in expenditures relating to the Company's clinical and regulatory programs occurred during the period. The increase in clinical and regulatory costs are a result of additional clinical grant payments, data management fees, hiring of in-house Clinical Research Associates to replace external CRO costs and increased travel costs related to the ongoing trials. The decrease in administration expenses in the quarter resulted from lower consulting fees and staff reductions. The decrease in marketing development expenses related to a reduction in travel, symposium sponsorships, general consulting, public relations and staff reduction. Clinical and regulatory expenses will continue to increase as patient enrolment in the Company's ongoing trials accelerates. All other expenses are expected to remain constant as a result of the Company's expense reduction measures.

For the first nine months, operating expenses rose $5.2 million to $36.7 million over the prior year corresponding period. This increase related to the Company's anticipated market launch originally planned for later this year, costs associated with hiring and training clinical support staff and the termination of an outside clinical research organization.


INTEREST INCOME

Interest income in the third quarter was $209,000 versus $694,000 in the corresponding prior period and $686,000 for the nine months year to date as compared to $2.7 million in the prior year corresponding period. The decrease in interest income is due to lower balances in cash and cash equivalents and lower interest rates.

DEFERRED CHARGES AND FOREIGN CURRENCY TRANSLATION LOSSES

During the quarter the Company wrote off approximately $3.4 million in non-cash charges related to the termination of its $35 million senior credit facility, of which $685,000 related to the valuation of warrants at the time of issuance.

The Company also realized a non-cash foreign exchange translation gain of $1.2 million related to cash and cash equivalents on hand denominated in U.S. dollars and a weakening of the Canadian dollar in the quarter. The prior year quarter included a similar gain of $2.8 million.

The year to date non-cash loss related to foreign exchange losses was $183,000 compared to a gain of $1.2 million in the corresponding prior year period.


NET LOSSES

Net losses for the quarter were $11.8 million or ($0.26) per share compared to $6.9 million or ($0.17) per share in the prior year quarter bringing net losses for the first nine months to $43.4 million ($1.00 per share) versus $27.8 million ($0.72 per share) in the prior year.


LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2002, the Company had approximately $31.2 million of cash and cash equivalents and short-term investments as compared to $69.8 million at December 31, 2001. The Company anticipates cash operating and capital expenditures through the end of 2002 to be approximately $16.6 million, of which $9.0 million relates to operating expenditures and $7.6 million relates to the completion of the Meadowpine manufacturing facility. In 2003, the Company will expend $5.7 million when it releases the construction holdback for the manufacturing facility. Subsequent to the period, the Company successfully negotiated a replacement loan facility, which will provide $20 million in additional cash resources. This loan will provide sufficient cash resources to support all ongoing clinical studies into the latter half of calendar 2003 and to commission the Company's Meadowpine manufacturing facility. Hemosol is also pursuing other financing alternatives. Beyond the latter half of 2003 the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing and there is no assurance that the Company will be able to conclude satisfactory financing arrangements.


CAPITAL EXPENDITURES

Capital expenditures during the quarter totalled $5.0 million of which $4.8 million related to the new facility and $200,000 related to information technology and research and development equipment. This brings total capital assets net of depreciation to $85.0 million of which $80.7 million relates to the new facility (including $7.2 million in accounts payable, of which $5.2 million relates to the construction holdback). During the next three months the Company expects to spend $6.1 million to complete construction and commissioning of the new facility bringing the total expenditure on the facility by year end to $86.8 million of which $5.7 million represents the holdback which will be released in 2003. Final validation of the facility will occur in 2003 subject to the availability of resources.


CHANGE IN ACCOUNTING POLICY

On January 1, 2002, the Company adopted the recommendations for Stock Based Compensation and Other Stock Based Payments issued by The Canadian Institute of

Chartered Accountants. The adoption of the new recommendation did not impact the financial statements in the period.


RISKS AND UNCERTAINTIES

Hemosol's products are in development and have not yet been marketed commercially. The business of the Company entails significant risks, including: the costs and time involved to obtain required regulatory approvals; the uncertainties involved in clinical testing; the availability of capital to continue development and commercialization of its products; and competition from other biopharmaceutical companies.

The Company is also subject to the risks and uncertainties described in its Annual Report for fiscal 2001.


OUTLOOK

As a result of actions taken in June 2002 to reduce expenditures, cash burn related to operations decreased from approximately $5.0 million per month to approximately $3.0 million per month in the third quarter. For the remainder of the year, Hemosol expects operating expenses to continue at approximately $3.0 million per month, although monthly spending will vary depending on the number of patients treated in its clinical trials. The $20 million loan will provide sufficient cash resources to support all ongoing clinical studies into the latter half of calendar 2003 and to commission the Company's Meadowpine manufacturing facility. Final validation of the Meadowpine manufacturing facility will be dependent on the Company securing additional cash resources.

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new biopharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the biopharmaceutical industry; others are more specific to the Company's business. Many of the significant risks related to the Company's business are described in our Form 20-F filing with the SEC.

HEMOSOL INC.
CONSOLIDATED BALANCE SHEET
(See Note 1 - Basis of Presentation)

                                                        September 30,          December 31,
                                                                 2002                  2001
(THOUSANDS OF CANADIAN DOLLARS)                             unaudited               audited
--------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                      31,232                 2,785
Short-term investments                                            ---                67,052
Amounts receivable and other assets                             1,399                 3,156
Inventory and supplies                                          2,142                 1,731

--------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                           34,773                74,724
--------------------------------------------------------------------------------------------

OTHER
Capital assets, net                                            84,956                60,899
Patents and trademarks, net                                     2,079                 1,964
Deferred charges, net                                             ---                 6,830

--------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                             87,035                69,693
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                              121,808               144,417
============================================================================================


LIABILITIES AND
SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                       13,448                13,605

--------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                      13,448                13,605
--------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                 329,145               306,135
Contributed surplus                                             8,535                 8,535
Deficit                                                      (229,320)             (183,858)

--------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                    108,360               130,812
--------------------------------------------------------------------------------------------
                                                              121,808               144,417
============================================================================================


See accompanying notes

                                  HEMOSOL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002


ALL AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA

1.  SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and applied on a consistent basis. These unaudited, condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2001 included in the Corporation's Annual Report. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

BASIS OF PRESENTATION

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company in its development stage has incurred cumulative net losses since inception, including a net loss of $43,426 in the first nine months of 2002, and has an accumulated deficit of $229,320. The Company anticipates that it will need to raise additional funds to meet its cash flow requirements over the short term.

Currently, the Company is continuing negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. Although there is no guarantee that satisfactory terms and conditions can be negotiated, the Company believes that it will successfully conclude one or more of these transactions and as a result will be able to meet its short-term cash flow requirements.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing which at the present time cannot be assured.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.


STOCK-BASED COMPENSATION

On January 1, 2002, the Company adopted the recommendations in Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, however pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.


2.  SHARE CAPITAL AND CONTRIBUTED SURPLUS

On April 18, 2002, the Company issued 4,900,000 common shares and 2,450,000 common share purchase warrants for gross of $22,050. Each warrant entitles the holder to purchase one common share at a price of $5.50 per common share at any time until their expiry date on April 18, 2003.


3.  EMPLOYEE STOCK OPTIONS

The Company does not recognize compensation expense for stock options granted to employees. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company, including those granted prior to the date of adoption of
Section 3870.

                                                      Three Month             Nine Month
                                                      Period Ended           Period Ended
                                                     Sept  30, 2002          Sept 30, 2002
                                                           $                       $
-------------------------------------------------------------------------------------------
Net loss as reported                                      (11,754)               (43,426)
Estimated stock-based compensation costs                     (167)                (1,458)
Pro forma net loss                                        (11,921)               (44,884)
Pro forma basic and diluted loss per common share           (0.26)                 (1.04)


The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the three and nine month period ended September 30, 2002: risk free interest rate of 4%, expected dividend yield of nil, expected volatility of
0.655 and expected option life of 5 years. The weighted-average fair value of the options granted during the three and nine months ended September 30, 2002 is $0.90 and $2.57, respectively. Additional disclosure relating to stock-based compensation is provided in the Company's financial statements as at and for the year ended December 31, 2001.

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

4.  CREDIT FACILITIES

$12.5 MILLION SUBORDINATE CREDIT FACILITY

On August 9, 2002, the Company terminated all of its obligations under the subordinate credit agreement. On June 30, 2002, the Company eliminated deferred debt issue costs related to the termination of the Company's subordinated credit facility in the amount of $3,072, of which $2,100 related to the valuation of warrants at the time of issuance.


5.  SUBSEQUENT EVENTS

On October 25, 2002, the Company entered into a loan agreement ("Loan") with the Bank of Nova Scotia in the amount of $20 million. The initial term of the Loan is 18 months, extendible to 30 months from the date of the agreement. The Loan will be guaranteed by MDS Inc. and will be secured by a fixed and floating charge over all the assets of the Company. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of the Bank of Nova Scotia under the Loan. Borrowings under the Loan will bear interest at a rate of prime plus 1% per annum with interest payable monthly. The borrowings under the Loan are repayable on the earlier of: May 25, 2005; and 18 months from the date of the agreement in the event that the guarantee of MDS Inc. is not extended beyond its initial 18 month term.

In consideration for providing the guarantee the Company issued six million common share purchase warrants to MDS Inc. at an exercise price of $1.00 per share. Five million of these warrants, which represents consideration for the first 15 months of the guarantee, are immediately exercisable from the date the guarantee was delivered by MDS Inc. to Bank of Nova Scotia. In the event the Company wishes to utilize the guarantee from 15 months to 18 months the Company will issue the remaining one million warrants evenly over the period for each month extension beyond the fifteenth month. In the event that regulatory approval is obtained to issue additional warrants and the Company wishes to extend the guarantee from 18 months to 30 months, MDS Inc. will receive up to four million additional warrants at an exercise price of $1.00, approximately 333,333 of which will be exercisable each month beyond 18 months that the loan remains outstanding. All warrants shall be exercisable, in whole or in part, on or prior to the later of: the third anniversary of the date the guarantee is delivered; and, if the guarantee is extended beyond the initial term, twelve months following the date upon which the Loan is repaid in full.

On April 9, 2002, the Company entered into an amending agreement ("Amended Facility") with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility. In connection with the finalization of the Amended Facility, the Company cancelled 85,000 common share purchase warrants at an exercise price of $18.00 per share previously issued in connection with the Original Facility, and issued 105,000 common share purchase warrants at an exercise price of $6.31 per share.

The Loan will replace the Amended Facility. As a result, in connection with the finalization of the Loan, the Company notified the National Bank of Canada and the Bank of Nova Scotia that it will terminate all of its obligations under the Amended Facility. During the period the Company eliminated deferred charges related to this Amended Facility in the amount of $3,381, of which $685 related to the valuation of warrants at the time of amendment.


6.  COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

HEMOSOL INC.
CONSOLIDATED BALANCE SHEET
(See Note 1 - Basis of Presentation)

                                                        September 30,          December 31,
                                                                 2002                  2001
(THOUSANDS OF CANADIAN DOLLARS)                             unaudited               audited
--------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                      31,232                 2,785
Short-term investments                                            ---                67,052
Amounts receivable and other assets                             1,399                 3,156
Inventory and supplies                                          2,142                 1,731

--------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                           34,773                74,724
--------------------------------------------------------------------------------------------

OTHER
Capital assets, net                                            84,956                60,899
Patents and trademarks, net                                     2,079                 1,964
Deferred charges, net                                             ---                 6,830

--------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                             87,035                69,693
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                              121,808               144,417
============================================================================================


LIABILITIES AND
SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                       13,448                13,605

--------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                      13,448                13,605
--------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                 329,145               306,135
Contributed surplus                                             8,535                 8,535
Deficit                                                      (229,320)             (183,858)

--------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                    108,360               130,812
--------------------------------------------------------------------------------------------
                                                              121,808               144,417
============================================================================================


See accompanying notes

HEMOSOL INC.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
UNAUDITED

                                                     THREE MONTH PERIOD ENDED                      NINE MONTH PERIOD ENDED
                                               -----------------------------------    ---------------------------------------------
                                               September 30,        September 30,               September 30,        September 30,
(THOUSANDS OF CANADIAN DOLLARS,                         2002                 2001                        2002                 2001
EXCEPT FOR SHARE DATA)
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development
   Scientific and process                              3,124                3,771                      12,671               13,353
   Regulatory and clinical                             3,924                2,872                      12,555                9,444

-----------------------------------------------------------------------------------------------------------------------------------

Total research and development                         7,048                6,643                      25,226               22,797
Administration                                         1,152                1,744                       4,803                4,254
Marketing and business development                       964                1,339                       4,967                3,519
Support services                                         468                  591                       1,729                  992
-----------------------------------------------------------------------------------------------------------------------------------

                                                       9,632               10,317                      36,725               31,562
-----------------------------------------------------------------------------------------------------------------------------------

Loss from operations                                  (9,632)             (10,317)                    (36,725)             (31,562)
Amortization of deferred charges                        (189)                 ---                        (751)                 ---
Write off of deferred charges                         (3,381)                 ---                      (6,453)                 ---
Interest income                                          209                  694                         686                2,660
Foreign currency translation gain (loss)               1,239                2,818                        (183)               1,232
-----------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                             (11,754)              (6,805)                    (43,426)             (27,670)
Provision for income taxes                               ---                  (60)                        ---                 (159)
-----------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                              (11,754)              (6,865)                    (43,426)             (27,829)

Deficit, beginning of period                        (217,539)            (166,245)                   (183,858)            (136,388)
Share issue costs                                        (27)                 ---                      (2,036)              (8,893)

-----------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                              (229,320)            (173,110)                   (229,320)            (173,110)
===================================================================================================================================
BASIC AND DILUTED LOSS PER
COMMON SHARE                                           (0.26)               (0.17)                      (1.00)               (0.72)
===================================================================================================================================
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING [000's]                     46,066               40,823                      43,234               38,623
===================================================================================================================================


HEMOSOL INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED

                                                                  THREE MONTH PERIOD ENDED                NINE MONTH PERIOD ENDED
                                                          ----------------------------------------   -------------------------------
                                                            September 30,        September 30,         September 30,   September 30,
(THOUSANDS OF CANADIAN DOLLARS)                                      2002                 2001                  2002            2001
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                           (11,754)            (6,865)             (43,426)          (27,829)
Add (deduct) items not requiring
   an outlay of cash
         Foreign currency translation (gain) loss                  (1,239)            (2,442)                 183              (856)
         Amortization of deferred charges                             189                ---                  751               ---
         Write off of deferred charges                              3,381                ---                6,453               ---
         Amortization of capital assets
            patents and trademarks                                    794                557                2,063             1,520

------------------------------------------------------------------------------------------------------------------------------------
                                                                   (8,629)            (8,750)             (33,976)          (27,165)

Net change in non-cash working capital
  balances related to operations                                   12,531              2,091                1,647            (1,460)

------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                     3,902             (6,659)             (32,329)          (28,625)
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patent and trademark costs                                           (107)               (27)                (196)             (119)
Purchase of capital assets                                        (13,493)            (8,592)             (26,510)          (22,247)
Sale and purchase of short-term investments                           ---            (68,400)              67,052           (68,400)

------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                                          (13,600)           (77,019)              40,346           (90,766)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares                                 ---              1,904               22,824           112,466
Deferred charges                                                     (175)               ---                 (175)              500
Share issue costs                                                     (27)               ---               (2,036)           (8,893)

------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                (202)             1,904               20,613           104,073
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash
   and cash equivalents                                            (9,900)           (81,774)              28,630           (15,318)
Effect of exchange rate changes on cash
  and cash equivalents                                              1,239              2,442                 (183)              856
Cash and cash equivalents,
   beginning of period                                             39,893            106,749                2,785            41,879

------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
   END OF PERIOD                                                   31,232             27,417               31,232            27,417
====================================================================================================================================


NOTES TO CASH FLOW
------------------

Note      Explanation

0 ALL DATA RELATING TO 2001; 3 AND 9 MONTH PERIOD ENDED WERE PULLED DIRECTLY FROM THE QUARTERLY PAMPHLETS

1         NET LOSS FOR THE PERIOD
          -----------------------

          As per Statement of Loss and Deficit

2         FOREIGN CURRENCY TRANSLATION (GAIN) LOSS
          ----------------------------------------

          As per Statement of Loss and Deficit

3         AMORTIZATION OF DEFERRED CHARGES
          --------------------------------

          As per Statement of Loss and Deficit

4         WRITE OFF OF DEFERRED CHARGES
          -----------------------------

          As per Statement of Loss and Deficit

5         AMORTIZATION OF CAPITAL ASSETS, PATENTS & TRADEMARKS
          ----------------------------------------------------

          From September Total Company Operating expense report

6         CHANGES IN NON-CASH WORKING CAPITAL
          -----------------------------------

                                        9 month period ended
                                        --------------------
                                       Sep-02          Dec-01        Change
                                       ------          ------        ------

          A/R                            1,399          3,156         1,757
          Inventory                      2,142          1,731          (411)
          A/P                          (13,448)       (13,605)         (157)
          Less: Accrual A/P             (7,227)                      (7,227)
          Add: Reversal Dec 31           7,698                        7,698
          Unreconciled diff                                             (13)
                                                              --------------

                                                                      1,647
                                                              ==============

          Three month period ended was calculated by subtracting Q2 from period Q3

7         PATENTS & TRADEMARKS
          --------------------

                                    9 month period ended
                                    --------------------

          Sep-02                                 2,079
          Add: Amort                                81
          Less: NBV Dec 01                      (1,964)
                                       ----------------

          Total                                    196
                                       ================

          Three month period ended was calculated by subtracting Q2 from period Q3

8         CAPITAL ASSETS
          --------------

                                    9 month period ended
                                    --------------------

          Sep-02                                85,025
          Add: Amort                             1,913
          Less: NBV Dec01                      (60,899)
          Less: Accruals                        (7,227)
          Reverse Dec Accrual                    7,698
                                       ----------------

          Total                                 26,510
                                       ================

          Three month period ended was calculated by subtracting Q2 from period Q3

9         SALE OF SHORT TERM INVESTMENTS
          ------------------------------

          Directly from change in Balance Sheet, we no longer have investments greater than 90 days therefore it is treated entirely as a Cash and Cash Equivalents.

10        PROCEEDS ON ISSUANCE OF COMMON SHARES
          -------------------------------------

          Cash received from April 19, 2002 Bought deal, Actual Proceeds 21,268

11        DEFERRED CHARGES
          ----------------

          Q3                                     3,384
          add: amort                               751
                 write off                       3,072
          less: Dec 2001                        (6,830)
          less: warrants                          (189)
          Unreconiled diff                         (13)
                                       ----------------

                                                   175
                                       ================


12        SHARE ISSUE COSTS
          -----------------

          From G/L

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HEMOSOL INC.

Date: November 1, 2002          By: /s/  Lee D. Hartwell
                                    --------------------------------------------
                                    Name: Lee D. Hartwell
                                    Title: Chief Financial Officer and
                                           Vice-President Corporate Development